1

Alpha Gold Corp.

Interim Financial Statements

(Unaudited - Prepared by Management)

November 30, 2006

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Alpha Gold Corp.

Interim Financial Statements

(Unaudited - Prepared by Management)

November 30, 2006

Interim Statement of Loss

3

Interim Statement of Deficit

4

Interim Balance Sheet

5

Interim Statement of Cash Flows

6

Notes to the Interim Financial Statements

7-13

Interim Schedule of Deferred Expenditures

14

Alpha Gold Corp.

Interim Statement of Loss

(Unaudited - Prepared by Management)

Cumulative, Inception to		3 months ended November 30,		9 months ended November 30,
November 30, 2006		2006	2005	2006	2005

Revenue	$ -	$ -	$ -	$ -	$ -

Administrative expenses
Amortization	241,781	8,573	7,106	20,527	21,320
Automotive	107,628	4,063	1,620	9,547	7,681
Bad debts	14,999	-	-	-	-
Consulting and management fees	514,263	15,000	15,000	45,000	45,000
Financial relations	59,000	-	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-	-
Insurance	37,197	(47)	(226)	5,048	4,079
Loss (gain) on disposal of equipment	(37,151)	(8,820)	-	(15,064)	-
Office, printing and miscellaneous	327,658	3,790	4,002	10,140	12,670
Professional fees	731,114	14,270	27,307	47,515	52,044
Property investigation	25,052	-	-	-	-
Regulatory and transfer fees	178,968	699	6,067	23,751	20,528
Rent	89,430	1,500	1,500	4,500	4,500
Repairs and maintenance	13,291	-	-	-	-
Shareholder relations	239,796	38,348	8,566	98,999	25,146
Stock-based compensation	280,300	7,500	9,300	188,000	9,300
Telephone	17,138	402	1,051	2,671	2,658
Travel and promotion	125,618	1,245	4,313	9,777	7,075
Wages	12,864	-	-	-	-
Write off of exploration properties	1,133,596	-	-	-	-
Write down of equipment	46,527	-	-	-	-

	4,151,669	86,523	85,606	450,411	212,001

Loss before other items	4,151,669	(86,523)	(85,606)	(450,411)	(212,001)

Other items
Insurance proceeds	12,898	-	-	-	-
Interest income	474,685	18,329	7,103	44,793	25,019
Gain on disposal of marketable securities	40,094	-	-	-	-
Interest, bank charges and foreign exchange	(22,720)	78	(178)	(888)	(1,459)
Loss on realization of demand debenture	(14,487)	-	-	-	-

	490,470	18,407	6,925	43,905	23,560

Future income taxes	(60,053)	-	-	-	-

Loss for the period	$(3,601,146)	$(68,116)	$(78,681)	$(406,506)	$(188,441)

Basic and diluted loss per share		$ (0.00)	$ (0.00)	$ (0.02)	$ (0.01)

Weighted average shares outstanding		28,908,169	25,408,944	26,999,501	24,897,245

Alpha Gold Corp.

Interim Statement of Deficit

(Unaudited - Prepared by Management)

Cumulative, Inception to November 30,		3 months ended November 30,	9 months ended November 30,
	2006	2006	2005	2006	2005

Deficit, beginning	$ -	$(3,533,030)	$(2,888,654)	$(3,194,640)	$(2,778,894)

Loss for the period	(3,601,146)	(68,116)	(78,681)	(406,506)	(188,441)

Deficit, end of period	$(3,601,146)	$(3,601,146)	$(2,967,335)	$(3,601,146)	$(2,967,335)

Alpha Gold Corp.

Interim Balance Sheet

(Unaudited - Prepared by Management)

	November 30, 2006	February 28, 2006
Assets

Current
Cash and cash equivalents	$1,285,613	$1,257,178
Other receivables	32,436	4,226
Taxes receivable	92,532	168,278
Prepaid expense	1,472	607

	1,412,053	1,430,289

Investment in exploration properties (note 3)	513,682	513,682

Expenditures on exploration properties (note 3 and schedule)	5,907,861	4,805,346

Reclamation bonds	25,000	7,000

Equipment (note 4)	105,443	67,498

	$ 7,964,039	$6,823,815

Liabilities

Current
Accounts payable and accrued liabilities	$ 13,752	$ 11,410

Future income tax liability	863,094	814,501

	876,846	825,911

Shareholder’s Equity

Share capital (note 5)	10,406,239	9,098,444

Contributed surplus	282,100	94,100

Deficit	(3,601,146)	(3,194,640)

	7,087,193	5,997,904

	$ 7,964,039	$6,823,815

Approved by the Directors:

Alpha Gold Corp.

Interim Statement of Cash Flows

(Unaudited - Prepared by Management)

Cumulative, Inception to		3 months ended November 30,		9 months ended November 30,
November 30, 2006		2006	2005	2006	2005

Cash provided by (used in)
Operating activities
Loss for the period	$(3,601,146)	$(68,116)	$(78,681)	$(406,506)	$(188,441)
Items not involving cash
Amortization	241,781	8,573	7,106	20,527	21,320
Stock-based compensation	280,300	7,500	9,300	188,000	9,300
Future income taxes	(60,053)	-	-	-	-
Loss (gain) on disposal of equipment	(37,151)	(8,820)	-	(15,064)	-
Gain on disposal of exploration property	(7,400)	-	-	-	-
Write off of exploration properties	1,133,596	-	-	-	-
Write down of equipment	46,527	-	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-	-
Loss on realization of demand debentures	14,487	-	-	-	-

	(2,029,153)	(60,863)	(62,275)	(213,043)	(157,821)

Changes in non-cash working capital	(189,179)	(50,977)	38,490	22,428	(19,457)

	(2,218,332)	(111,840)	(23,785)	(190,615)	(177,278)

Financing activity
Proceeds on issuance of shares	11,331,186	-	-	1,356,388	471,280

	11,331,186	-	-	1,356,388	471,280

Investing activities
Exploration properties	(7,547,071)	(125,092)	(39,585)	(1,102,515)	(704,003)
Accounts payable for mineral properties	8,587	8,578	-	8,587	-
Proceeds on disposal of exploration property	20,000	-	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-	-
Purchase of equipment	(356,601)	(19,769)	-	(43,410)	(1,988)
Demand debenture	(12,250)	-	-	-	-

	(7,827,241)	(136,283)	(39,585)	(1,137,338)	(705,991)

Net increase (decrease) in cash	1,285,613	(248,123)	(63,370)	28,435	(411,989)

Cash and term deposits, beginning of period	-	1,533,736	1,340,618	1,257,178	1,689,237

Cash and term deposits, end of period	$1,285,613	$1,285,613	$1,277,248	$1,285,613	$1,277,248

Supplemental cash flow information
Interest received		$ 28,853	$ 2,797	$ 29,204	$ 6,150
Income taxes received		$ 75,746	$ -	$ 75,746	$ -

Alpha Gold Corp.
Notes to the Interim Financial Statements (Unaudited – Prepared by Management
November 30, 2006

1.

Financial Statement Presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements.  As described in note 8, these principles differ in certain material respects from United States generally accepted accounting principles.  These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended February 28, 2006 for additional information.

2.

Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the company’s assets.  Realization of the company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.

Exploration Properties

	9 months ended November 30, 2006	Year ended February 28, 2006

Acquisition costs	$ 513,682	$ 513,682
Deferred expenditures (Schedule)	5,907,861	4,805,346
	$ 6,421,543	$ 5,319,028

a)

Lust Dust Claims

i)

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000.  The vendor retains a royalty of 3% of net smelter returns.

ii)

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns).  In July 2003, the company acquired the retained “5% net profit interest and the 2% net smelter return royalty” for $150,000 cash.

Alpha Gold Corp.
Notes to the Interim Financial Statements (Unaudited – Prepared by Management
November 30, 2006

3.

Exploration Properties (continued)

b)

Goldbanks

During the year ended February 28, 2006, the Company abandoned its interest in Goldbanks. The value of the investment and the related deferred expenditures were written off and charged to operations.

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, USA.  The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year.  The company and the vendor agreed to terminate the option agreement dated April 30, 1994.  Payments under the option agreement totaled $26,400 US and was applied to the purchase.  In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.

4.

Equipment

November 30, 2006
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 4,345	$ 2,943
Furniture & fixtures	16,361	15,332	1,029
Trucks	114,153	12,682	101,471
	$ 137,802	$ 32,359	$ 105,443

February 28, 2006	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 3,490	$ 3,798
Furniture & fixtures	16,361	15,151	1,210
Trucks	105,025	42,535	62,490
	$ 128,674	$ 61,176	$ 67,498

Alpha Gold Corp.
Notes to the Interim Financial Statements (Unaudited – Prepared by Management
November 30, 2006

5.

Share Capital

a)

Authorized

100,000,000

common shares with no par value

b)

Issued

	9 months ended November 30, 2006		Year ended February 28, 2006
	Number		Number
	of Shares	Amount	of Shares	Amount

Balance - beginning of the period	28,408,944	$9,098,444	24,451,684	$8,628,964

Issued during the period
- for cash @ $0.40	3,499,225	1,399,690	-	-
- for cash @ $0.50	-	-	957,260	478,630
Share issue costs	-	(43,302)	-	(9,150)
Income tax benefits renounced on flow through shares issued	-	(48,593)	-	-

Balance – end of the period	28,908,169	$10,406,239	25,408,944	$9,098,444

c)

Share issuances

During the current period:

3,499,225 units were issued at $0.40 per unit.  Each unit consisted of one common share and one half warrant.  Each warrant is exercisable to purchase half a common share for $0.60, expiring July 28, 2007.

The Company renounced the income tax benefits attached to the 285,000 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $48,593 and a reduction in share capital of the same amount.

During the prior year:

957,260 units were issued at $0.50 per unit (of which 285,000 were “flow-through” units).  Each unit consisted of one common share and one warrant.  Each warrant is exercisable to purchase one additional non-flow-through common share for $0.50, expiring July 25, 2007.  Share issue costs on this transaction included a $7,350 finder’s fee paid in cash, and 14,700 broker warrants.

d)

Warrants outstanding

At November 30, 2006 the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date
1,749,612	$ 0.60	July 28, 2007
971,960	$ 0.50	July 25, 2007

Alpha Gold Corp.
Notes to the Interim Financial Statements (Unaudited – Prepared by Management
November 30, 2006

5.

Share Capital (continued)

e)

Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

	Number of options	Weighted average exercise price

Balance, February 28, 2006	1,350,000	$ 0.40
Granted	1,200,000	$ 0.40
Expired / cancelled	(850,000)	$ 0.40

Balance, November 30, 2006	1,700,000	$ 0.40

At November 30, 2006 the following share purchase options were outstanding:

Number of shares	Exercisable	$ per share	Expiry date
250,000	62,500	$ 0.40	April 1, 2007
950,000	950,000	$ 0.40	January 26, 2010
500,000	500,000	$ 0.40	January 28, 2010

6.

Stock Based Compensation

i)

The Company entered into a twelve-month contract with an investor relations consulting firm at a rate of $7,500 per month, commencing April 1, 2006.  At the end of the twelve months the contract will continue on a monthly basis during which either party may terminate the contract with three months notice.

The Company granted 250,000 stock options to the consulting firm.  The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Dividend rate	0.00%	Strike price	$ 0.40
	Risk-free interest rate	4.22%	Spot price	$ 0.43
	Expected life	1 year	Fair value	$ 0.12
	Expected annual volatility	59.10%

25% of the stock options granted for investor relations purposes vest three months after the date of issue, with a further 25% vesting on each successive date that is three months from the date of the previous vesting.

Based on the fair values above for the options granted, compensation expense of $7,500 will be recorded in operations on each of the four vesting dates.

ii)	During the period, 750,000 stock options that were due to expire April 27, 2007 were cancelled.

Alpha Gold Corp.
Notes to the Interim Financial Statements (Unaudited – Prepared by Management
November 30, 2006

6.

Stock Based Compensation (continued)

iii)

The Company granted 950,000 stock options to directors of the company.  The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Dividend rate	0.00%	Strike price	$ 0.40
	Risk-free interest rate	4.06%	Spot price	$ 0.41
	Expected life	3.5 years	Fair value	$ 0.18
	Expected annual volatility	55.34%

Based on the fair values above for the options granted, compensation expense of $173,000 was recorded during the period.

7.

Related Party Transactions

During the fiscal year to date, the company paid fees of $115,000 (2005 - $104,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs and administration and management of company affairs, $6,500 (2005 - $6,300) for secretarial and bookkeeping services, and $4,500 (2005 - $4,500) for office rental to a company controlled by a director.  These transactions have been recorded at the exchange amount.

8.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

a)

U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

b)

Due to the write off of exploration and general and administrative costs, the future income liability for US GAAP is nil.

Alpha Gold Corp.
Notes to the Interim Financial Statements (Unaudited – Prepared by Management
November 30, 2006

8.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States (continued)

Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

Statements of Operations	Cumulative, inception to November 30, 2006	November 30, 2006	November 30, 2005
Loss for the period under
Canadian GAAP	$(3,601,146)	$ (406,506)	$ (188,441)
Exploration property exploration
and development expenditures	(6,421,543)	(1,102,516)	(704,003)
Future income tax recovery	863,094	48,593	-

United States GAAP	$(9,159,595)	$(1,460,429)	$ (892,444)

Basic and diluted loss per share – US GAAP		$ (0.05)	$ (0.04)

Balance Sheets	November 30, 2006		February 28, 2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Current assets	$1,437,053	$1,437,053	$1,437,289	$1,437,289
Exploration properties and deferred costs	6,421,543	-	5,319,028	-
Equipment	105,443	105,443	67,498	67,498
	$7,694,039	$1,542,496	$6,823,815	$1,504,787

Current liabilities	$ 13,752	$ 13,752	$ 11,410	$ 11,410
Future income tax liability	863,094	-	814,501	-
Share capital	10,406,239	10,406,239	9,098,444	9,098,444
Contributed surplus	282,100	282,100	94,100	94,100
Deficit	(3,601,146)	(9,159,595)	(3,194,640)	(7,699,167)
	$ 7,964,039	$1,542,496	$6,823,815	$1,504,787

The statements of comprehensive loss provide a measure of all changes in equity of the company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

Alpha Gold Corp.
Notes to the Interim Financial Statements (Unaudited – Prepared by Management
November 30, 2006

8.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States

 (continued)

Statements of Cash Flows	Cumulative, inception to November 30, 2006	November 30, 2006	November 30, 2005

Cash generated (used) for operating purposes under Canadian GAAP	$(2,201,158)	$ (190,615)	$(177,278)
Exploration property exploration
and development expenditures	(7,538,484)	(1,093,928)	(704,003)
Cash generated (used) for operating purposes under US GAAP	$(9,739,642)	$(1,284,543)	$(881,281)
Cash generated (used) for investing purposes under Canadian GAAP	$(7,827,241)	$(1,137,338)	$(705,991)
Exploration property exploration
and development expenditures	7,538,484	1,093,928	704,003
Cash generated (used) for investing purposes under US GAAP	$ (288,757)	$ (43,410)	$ (1,988)

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures

November 30, 2006

		Year ended February 28, 2006
	Lust Dust Claims	Lust Dust Claims

Exploration
Assaying	$ 81,836	$ 31,645
Camp expenses	86,385	22,739
Drilling	748,630	496,140
Filing fees & claim assessment	5,962	5,006
Fuel	601	242
Geological/geochemical
work and reports	86,784	125,682
On-site management	20,000	9,000
Roadwork/Reclamation	56,540	18,714
Travel	15,777	11,342

	1,102,515	720,510
BC Mining tax credit	-	(92,532)

Expenses for the period	1,102,515	627,978

Balance, beginning of period	4,805,346	4,464,572
Write-down of mineral property	-	(287,204)

Balance, end of period	$5,907,861	$4,805,346